18 September, 2025 Management Presentation and Q&A London, U.K. 1pm BST/8:00am EST

Forward-Looking Statements Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all. Use of Projections This presentation contains projections, including Adjusted EBITDA (Group, US and Ex-US) and Total Revenue (Group, US and Ex-US). Our independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation and, accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being indicative of future results. The assumptions and estimates underlying the projected information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected information. Even if our assumptions and estimates are correct, projections are inherently uncertain due to a number of factors outside our control. Accordingly, there can be no assurance that the projected results are indicative of our future performance or that actual results will not differ materially from those presented in the projected information. Inclusion of the projected information in this presentation should not be regarded as a representation by any person that the results contained in the projected information will be achieved. This presentation also includes certain projections of certain financial measures not presented in accordance with International Financial Reporting Standards or International Accounting Standards issued or adopted by the International Accounting Standards Board (“IFRS”). Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Non-IFRS Financial Measures This presentation includes non-IFRS financial measures, including, but not limited to, Adjusted EBITDA (Group, US or Ex-US, as applicable), Net Revenue (Group, US or Ex-US, as applicable), Total Revenue (Group, US or Ex-US, as applicable), a and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies. We believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Trademarks and Trade Names We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our businesses. This presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by us. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (C), (R) or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Non-GAAP Measures This presentation includes includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. EBITDA, Adjusted EBITDA, Adjusted EBITDA Group, Adjusted EBITDA ex-US and Adjusted EBITDA US are non-GAAP, company-specific performance measures that Super Group (“The Group”) uses to supplement Super Group’s results presented in accordance with IFRS. The Group is defined as the combined US and Ex-US business. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest The Group, excluding Digital Gaming Corporation ('“DGC'”). Adjusted EBITDA US is Adjusted EBITDA relating to the DGC. For a reconciliation of EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US and Adjusted EBITDA US, please refer to the reconciliation tables in the back of this presentation. The Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this presentation, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs. Change in presentation currency The Group has adopted a change in presentation currency from Euros to USD effective as at January 1, 2025. Accordingly, the comparatives have been re-presented retrospectively as if the new presentation currency had always been the presentation currency. Assets and liabilities previously reported in Euros have been converted to USD as at December 31, 2024, using the period end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction. Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value. The results presented are unaudited. DISCLAIMERS 2

NEAL MENASHE Chief Executive Officer, Super Group WELCOME

NKEM OJOUGBOH Head, Investor Relations INTRODUCTION TO INVESTOR DAY

What Makes Super Group Super02 03 04 Scaling Smarter05 INTERMISSION Sizing Up the Opportunity06 Super Data and Models 07 Our Financial Story 08 Conclusion INTERMISSION AND Q&A The Future is Spinning Opening Remarks01

6 WHO YOU WILL HEAR FROM TODAY: NEAL MENASHE Chief Executive Officer ALINDA VAN WYK Chief Financial Officer SPENCER MCNALLY Chief Analytics & Modelling Officer LAURENCE MICHEL Chief Executive Officer, Betway Africa KEVIN KOVARSKY Chief Operating Officer, Betway Global CRAIG HOVEY Managing Director, DigiOutsource NKEM OJOUGBOH Head, Investor Relations

NEAL MENASHE Chief Executive Officer, Super Group WHAT MAKES SUPER GROUP SUPER

Super Group is led by a team of betting, gaming and technology pioneers with decades of industry experience. They are responsible for a diverse workforce of ~3,000 colleagues who are located in 16 countries. Super Group History 1998 Jackpot City launched 2010 Betway acquired 2022 JANUARY SPAC transaction completed and Super Group listed on the NYSE 2025 Our first investor day 2002 Spin Palace launched 2015 Africa launched 2023 - 2025 Entered and exited the U.S. 8 2020 JULY SGHC consolidation process TIMELINE OF SUPER GROUP

9 NEAL MENASHE Chief Executive Officer ALINDA VAN WYK Chief Financial Officer SPENCER MCNALLY Chief Analytics & Modelling Officer KIRSTY ROSS Chief People Officer ALON BEN-DAVID Chief Technology Officer 2001 2000 1997 2023 2025 OPERATING COMPANY LEADERSHIP TEAM - DECENTRALIZED MODEL

TECHNOLOGY SPONSORSHIPS AND PARTNERSHIPS BRAND MANAGEMENT AND PEOPLE PRODUCT AND SCALE DIVERSIFICATION: PRODUCT AND GEOGRAPHY

11

1Includes a selection of Super Group’s partnerships and sponsorship agreements GLOBAL BETWAY BRAND1 Football Basketball Ice Hockey Tennis Cricket Formula One Rugby 12 Powering visibility and loyalty through world-class sports partnerships

Where have we BEEN? 13 TECHNOLOGY Evolving our technology stack One of first to market PAM (Player Account Management) Where are we NOW? Africa: In-house tech stack • Quick-to-market adoption • Technology upgrade RoW: • Acquisition of sportsbook - faster to market • “Super Client” Where are we GOING? Continuous evolution and innovation

AI & ML POWERED, PEOPLE LED: UNLOCKING SCALABLE INTELLIGENCE

From smart marketing to risk management, AI is fueling the next chapter

PERSONALIZED MARKETING AT SCALE

01

- Predictive targeting, smarter segmentation, and automated customer journeys
- Lower CAC, faster payback periods
- 25% increase in key customer engagement metric[1]

FRAUD DETECTION AND RISK MANAGEMENT

02

- Real-time anomaly-detection across betting patterns and payments
- Strengthens compliance and protects revenue
- Bot-assisted advantage betting down ~$187,000[2]

14

[1] Betway Global metric only
[2] 1H 2025 vs 1H 2024

Supergroup

15 From operation efficiency to product innovation, AI is fueling the next chapter AI & ML POWERED, PEOPLE LED: UNLOCKING SCALABLE INTELLIGENCE OPERATIONAL EFFICIENCY • AI-powered automation in customer service - boosts response times and reduces costs • Reduces G&A and enhances margin visibility • 70% increase in customers serviced, 45% increase in host productivity and 60% decrease in abandon rates1 PRODUCT INNOVATION • AI-driven game recommendations, dynamic odds engines, pricing optimization, and new in-play features • Drives engagement and cross-sell in casino and sports • Sports gross margin 13.9% in 1H 2025 versus 11.8% in 1H 20242 1 2Q 2025 - Betway Global and Spin metric only 2 1H 2025 vs 1H 2024

16 SUPER GROUP EXPERIENCE 47 ~3,000 36 >10 YEARS TENURE1 TOTAL EMPLOYEES2 <1 YEAR TENURE1 Experience anchors. New voices accelerate. 1 Heads of department and above only, numbers based on HRIS system as at 30 June 2025 2 Month of June 2025

17 FOOTBALL - THE MOST POPULAR SPORT WORLDWIDE 3.5 BN FOOTBALL FANS GLOBALLY1 76% SUPER GROUP SPORT MIX2 1 Source: World Atlas (2025) 2 Data as of 1H 2025

18 FLAGSHIP SPONSORSHIPS Significant visibility through global sponsorships Brand reach without redundancy Elevated brand equity = lower CPA GLOBAL SPONSORSHIP SPLIT La Liga F1 Tennis Serie A Cricket Basketball EPL Rugby PSL Ambassadors Strategic sponsorships unlocking scaled exposure and efficient growth

19 Built-in fan loyalty and activation Consistent creative assets paired with localized execution M ill io n s M illion s 0 500 1000 1500 2000 2500 0 50 100 150 200 250 24/25 Global Broadcast Viewership Social Audience across all channels (RHS) FLAGSHIP SPONSORSHIPS Connecting with fans at scale - globally and locally

20 PRODUCT OUR PRODUCT INNOVATION STRATEGY CENTERS ON A FUNDAMENTAL INSIGHT OF THESE FIVE PRINCIPALS: 1 2 34 5 Personalization Customer- First GamificationCross-Vertical Engagement Feature-Rich CUSTOMER Innovation with the CUSTOMER at the core

21 AIM TO BUILD TO SCALE PEOPLEMARKETING TECHNOLOGY Leveraging people, marketing and tech across markets

22 PRODUCT DIVERSIFICATION CASINO 80% SPORT 20% • High engagement and frequency • Lower volatility • Better unit economics • Scalable with localization • Data-rich and personalizable • Brand visibility and engagement • Customer acquisition engine • Natural cross-sell to casino • Elevated margin profile via parlays Deliberate diversification: designed to achieve resilience and monetization

23 GEOGRAPHIC DIVERSIFICATION Global diversification anchored by emerging market scale NORTH AMERICA LATAM AFRICA AND M.E. EUROPE APAC

Clear strategy, strong fundamentals, and strategic discipline 24 KEY INVESTMENT HIGHLIGHTS >$6bn 5.5m $2.1bn $486m $166m Market Capitalization Average Unique Monthly Active Customers1 LTM Revenue2 LTM Adjusted EBITDA2 Dividends Paid3 1 2Q 2025 2 July 2024 to June 2025 3 As of 2Q 2025

25 GLOBAL INTERACTIVE TAM ESTIMATES1: 2025 - $209 billion 2030 - $338 billion MARKET OPPORTUNITY1 10% CAGR2 $38bn $142bn $158bn 1 Source: H2GC Global TAM estimates - assumes regulatory status quo does not change. Interactive defined as activity that takes place via the internet (i.e. computer, mobile, iTV). May also be termed; online, digital, remote, iGambling (for all gambling verticals) or iGaming (for gaming verticals only) 2 2025 to 2030 Sports Betting Gaming Lottery Expected 2030 TAM Breakdown1

26 PEOPLETECHNOLOGY PRODUCTMARKETING SCALE DELIVERING LONG-TERM SHAREHOLDER VALUE

AT THE HEART OF SAFE PLAY

Driving safer outcomes through action and accountability

OUR VISION

- ***Safe***
- ***Secure***
- ***Sustainable***

CUSTOMER ENGAGEMENT



56%

of our customers globally are using at least one of our Responsible Gambling tools.

+21%

increase in engagement rates with responsible gambling questionnaires.

Responsible Gambling tools that we offer across the globe, regionalised to licensed markets: Gross and Net Deposit Limits • Loss Limits • Wager Limits • Auto Payout Limits • Session Limits • 24hr Panic Button • Take a Breaks • Short and Long Term Exclusions • Exclusions via National Self-Exclusion Registers • Session Reminders • Self Assessments

OUR FRAMEWORK

- ***Identify***
- ***Interact***
- ***Evaluate***

27

Supergroup

SPENCER MCNALLY Chief Analytics & Modelling Officer SUPER DATA AND MODELS

~57% INCREASE SINCE 1Q-23 29 ~21% YoY INCREASE SUSTAINED GROWTH IN MONTHLY ACTIVE CUSTOMERS 3.5 3.7 4.0 4.7 4.7 4.5 4.7 5.3 5.4 5.5 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 0.0 1.0 2.0 3.0 4.0 5.0 6.0 Average Unique Monthly Active Customers (millions)

N et R ev en u e (M ill io n s) D ep osits (M illion s) Net Revenue Deposits (RHS) 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 $— $100 $200 $300 $400 $500 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 CONTINUED GROWTH IN DEPOSITS AND NET REVENUE1 ~37% INCREASE IN DEPOSITS YoY 30 ~30% INCREASE IN NET REVENUE1 YoY 1 Net Revenue (Net Revenue after VAT & GST)

Average Monthly Net Revenue per Active Customer 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 $— $5 $10 $15 $20 $25 $30 $35 $40 CONSISTENT CUSTOMER VALUE: NET REVENUE1 PER ACTIVE CUSTOMER PER MONTH MAINTAINS STEADY TREND 1 Net Revenue (Net Revenue after VAT & GST) 31

STRONG ACQUISITION MOMENTUM: FIRST TIME DEPOSITING CUSTOMERS1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 2023 2024 2025 ~1.5x 32 1 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark

1 Excludes revenue share affiliates 2 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark Marketing Spend 6M Payback 12M Payback 36M Payback 100% 2020 2021 2022 2023 2024 GROUP MARKETING ROI1,2: FAST PAYBACK, STRONG FUNDAMENTALS 33

1 Net gaming revenue inclusive of VAT and GST 2 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 “Super Persistent Annuity Revenue” (or “SPAR”) refers to a set of Super Group internal metrics for measuring the performance of historic customer cohorts Net Gaming Revenue 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 34 UNDER THE HOOD: LONG-TERM REVENUE1,2 GROWTH SUPPORTED BY SUPER PERSISTENT ANNUITY REVENUE3

2025 Cohort 2024 Cohort 2023 Cohort 2021 - 2022 Cohort 1999 - 2020 Cohort 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 35 UNDER THE HOOD: LONG-TERM REVENUE1,2 GROWTH SUPPORTED BY SUPER PERSISTENT ANNUITY REVENUE3 NGR from: 1 Net gaming revenue inclusive of VAT and GST 2 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 “Super Persistent Annuity Revenue” (or “SPAR”) refers to a set of Super Group internal metrics for measuring the performance of historic customer cohorts

60 Months+ Prior to Quarter 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 >2x 36 UNDER THE HOOD: LONG-TERM REVENUE1,2 GROWTH SUPPORTED BY SUPER PERSISTENT ANNUITY REVENUE3 NGR from customers acquired: 1 Net gaming revenue inclusive of VAT and GST 2 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 “Super Persistent Annuity Revenue” (or “SPAR”) refers to a set of Super Group internal metrics for measuring the performance of historic customer cohorts

36 to 59 Months Prior to Quarter 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 >2.5x 37 UNDER THE HOOD: LONG-TERM REVENUE1,2 GROWTH SUPPORTED BY SUPER PERSISTENT ANNUITY REVENUE3 NGR from customers acquired: 1 Net gaming revenue inclusive of VAT and GST 2 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 “Super Persistent Annuity Revenue” (or “SPAR”) refers to a set of Super Group internal metrics for measuring the performance of historic customer cohorts

38 SUPER MODELS: PRICING FOR OPTIMAL CUSTOMER VALUE FOR MONEY SPORTS CASINO EXPECTED TRADING MARGIN ODDS REWARDS / BONUS / SUBSIDIES NET SPORTS MARGIN EXPECTED GROSS MARGIN EXPECTED RETURN TO PLAYER (RTP) REWARDS / BONUS / SUBSIDIES NET CASINO MARGIN

SUPER MODELS: UNDERSTANDING CUSTOMERS AT A PER-INDIVIDUAL LEVEL1 39 SPECTRUM OF BEHAVIOUR SUB-OPTIMAL OPTIMAL 1 Determination of whether a customer is “Optimal” or otherwise is by reference to a proprietary Super Group model that incorporates a range of metrics evaluated over multiple time frames

SUPER MODELS: REAL-TIME EVALUATION + REAL-TIME REWARD = MAXIMUM VALUE FOR MONEY 40 REAL-TIME EVALUATION HUNDREDS OF MILLIONS OF CALCULATIONS PROCESSED DAILY REAL-TIME REWARDS BASED ON GAMING EXPERIENCE AND BEHAVIORAL CHARACTERISTICS MAXIMUM VALUE FOR MONEY

41 INDUSTRY STANDARD SUPER MODELS: SUPER GROUP PREDICTIVE ACCURACY IS WINNING THE RACE

JACKPOT CITY U.S. CASE STUDY[1,2]:
SUCCESSFUL EVOLUTION OF THE CUSTOMER BASE GENERATES HIGH QUALITY REVENUE

1. "Optimal"[3] customers grew from <25% of MACs to >35%

2. "Sub-Optimal"[3] reduced as % of MACs


2Q24
3Q24
4Q24
1Q25
2Q25
Optimal
Sub-Optimal

3. Revenues[4] from "Optimal"[3] segment grew ~2.5x the rest[5]


2.1x
5.6x
4.6x
Regular + Sub-Optimal
Optimal
Total

[1] Jackpot City U.S. only
[2] Gross Gaming Revenue net of bonus, gaming taxes, and market access fees
[3] Determination of whether a customer is "Optimal" or otherwise is by reference to a proprietary Super Group model that incorporates a range of metrics evaluated over multiple time frames
[4] Not shown on graph
[5] Over the period 2Q 2024 to 2Q 2025

42
Super group

43 THE RHYTHM OF THE GAME: SEASONALITY IN SPORTS BETTING1,2 1 By count of wagers 2 Excludes Botswana 2022 - 2024 2025 Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec 50% 100% 150%

44 1 U.S. Sports includes: Ice Hockey, American Football, Baseball, Basketball SPORT MIX: WE LEAD WITH FOOTBALL1 2022 2023 2024 2025H1 Super Group GGR sports split 57% 58% 76% 76% 17% 15% 4% 4% 11% 11% 8% 7% 5% 6% 4% 4% 6% 6% 4% 4% Football/Soccer Cricket U.S. Sports Horse Racing Tennis Other

45 of Wager Amount 45%55% of Wager Amount PARLAYSSINGLES of Gross Win 77% 23% of Gross Win 1 As of H1 2025 PARLAY MIX1 Optimizing wagers for profitability and engagement SINGLES PARLAYS

46 THE RHYTHM OF THE GAME: SPORTS GROSS MARGIN1 Sports Gross Margin 12MMA 1/23 4/23 7/23 10/23 1/24 4/24 7/24 10/24 1/25 4/25 -5% —% 5% 10% 15% 20% Ups and downs are the game - margin is the goal 1 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark

47 CASINO MIX 2022 2023 2024 2025H1 Super Group GGR casino split 85% 87% 89% 89% 14% 12% 9% 9% Slots & Similar Tables (incl. Live Dealer) Other

CASINO MARGIN BY CGU1: SMART MARGIN STRATEGY STARTS WITH MARKET AND CUSTOMER UNDERSTANDING 48 CGU 1 CGU 2 CGU 3 1/23 4/23 7/23 10/23 1/24 4/24 7/24 10/24 1/25 4/25 1 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark

GROUP CASINO MARGIN1 Total Casino Margin 1/23 4/23 7/23 10/23 1/24 4/24 7/24 10/24 1/25 4/25 49 1 Excluding the U.S. and closed markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark

50 SUPER GROUP’S SUPERPOWER Super Persistent Annuity Revenue1 High quality, highly persistent historic cohorts Super visibility of future revenues and profits 1 “Super Persistent Annuity Revenue” (or “SPAR”) refers to a set of Super Group internal metrics for measuring the performance of historic customer cohorts

CRAIG HOVEY Managing Director, DigiOutsource THE FUTURE IS SPINNING

52 WHERE ARE WE? ONTARIO REST OF CANADA NEW ZEALAND TOP 101 1 Source: Internal Estimates

iGaming market projected to have sustained double-digit growth 53 1 Source: H2GC Global TAM estimates for interactive gaming - assumes regulatory status quo does not change. Interactive defined as activity that takes place via the internet (i.e. computer, mobile, iTV). May also be termed; online, digital, remote, iGambling (for all gambling verticals) or iGaming (for gaming verticals only) 2 From 2025 TOTAL ADDRESSABLE MARKET: GLOBAL IGAMING1 B ill io n s (U S D ) $58 $72 $84 $94 $106 $120 $132 $142 2023A 2024E 2025E 2026E 2027E 2028E 2029E 2030E $0 $30 $60 $90 $120 iGAMING FIVE-YEAR CAGR2: ~11%

CASINO-FIRST SPECIALISTS Deep expertise driving scalable margin efficiency 55 ABILITY TO ADAPT ANY STRATEGIC LEVERS DECADES OF CASINO EXPERIENCE CONTINUOUSLY RUNNING EXPERIMENTAL TESTS AT SCALE

56 Speed to market, regionalization, brand diversification MULTI-BRAND CAPABILITY: GRIZZLY’S QUEST PRODUCT LAUNCH Full brand identity tailored to Canadian customers Multi-brand architecture with operational efficiencies Impact Proven speed to market Two months New brand rollout capability ~8,000 New customers without priority marketing Gamification ready brand

SMART PROMOTIONAL ENGINE

Personalized engagement powered by data science and CRM

1 Data science-driven customer evaluation models

2 Real-time engine adapting to individual customer experiences

3 Strong CRM support, offering delights at key moments of truth in-product

~10bn
Total bets June 2025 YTD

~11m
Personalized rewards generated[1]

~40m
In-session messages sent to customers[1]

57

[1] June 2025 YTD

Supergroup

SMART PROMOTIONAL ENGINE: PERSISTENCY RATES1 GGR BY ACQUISITION YEAR 58 Pre-2021 Cohort 2021 Cohort 2022 Cohort 2023 Cohort 2024 Cohort 2025 Cohort 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 44% 41% 39% 37% 34% 32% 31% 29% 26% 25% 18% 16% 15% 14% 13% 12% 11% 11% 9% 9% 24% 19% 16% 14% 13% 11% 11% 10% 9% 8% 14% 23% 30% 35% 28% 22% 18% 16% 14% 12% 12% 23% 29% 35% 27% 21% 15% 25% ~80% of H1 2025 Gross Revenue from Pre-2025 Cohorts 1 Totals may not sum due to rounding

59 PRODUCT MARKETING EVOLUTION: Product Autonomy "I loooove the characters and the theme of the website” “I like the daily wheel because it reminds me to log in every day” “It would be cool to get badges and awards for doing things in the casino.” Customer Feedback Strategically-Focused Roadmap Guided by Customer Feedback Continuous Testing

60 W ag er in g C u st o m er s 2021 2022 2023 2024 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec PROBLEM STATEMENT: Summer seasonal downturn SOLUTION: Compelling, value-for- money engagement PRODUCT MARKETING EVOLUTION: SEASONALITY REIMAGINED

Longer sessions, deeper engagement, and higher revenue per customer GAMIFICATION APP-FIRST PRODUCT EVOLUTION Central to long- term strategy Dual-track approach (both build and buy) Increase bonus efficiency Increase reward effectiveness Unlocking native experiences Enhance performance, communication and retention ITERATIVE FEATURE ENHANCEMENT 61 PRODUCT MARKETING EVOLUTION: FUTURE PRODUCT ROADMAP

REGULATION READINESS ▪ Scalable single code base technology ▪ Proven ability to enter complicated regulated markets ▪ Strong lessons learned in Ontario ▪ Relevant for Alberta and New Zealand’s imminent regulatory frameworks ▪ Podium position in Alberta and New Zealand with strong market entry strategy H2 2026 H2 2026 62

SPIN OVER TIME:
DRIVING EFFICIENCIES THROUGH KEY HIRES, TECHNOLOGIES AND STRUCTURES

Call Centre and Risk & Fraud

KEY HIRES AND FULL RESTRUCTURE

FULL RESET, BACK TO BASICS

TECHNOLOGY
Genesys (Multi-Channel Support and AI), Lexis Nexis, Humming Bird (3Q 2025)

↑ **+45%** *contacting customers*[1]

↑ **+70%** *customers attended to*[1]

↑ **+45%** *host productivity*[1]

↓ **-60%** *abandon rate*[1,2]

64

Supergroup

[1] Monthly rolling 12 month average: April 2024 to March 2025 vs. monthly rolling average April 2025 to August 2025
[2] Actual monthly average abandon contacts

SPIN OVER TIME: DRIVING EFFICIENCIES THROUGH KEY HIRES, TECHNOLOGIES AND STRUCTURES 65 Software Engineering -80% reduction in no. of gaming servers1 RESTRUCTURE OF TEAMS ADOPTION OF SCALED AGILE (SAFE) TECHNOLOGY Reduce technical debt, re- architect core platforms and AI Adoption (In-Progress) -20% reduction in headcount2 -40% reduction in SQL servers3 +200% in delivery velocity4 1 60 days ending June 2025 2 From November 2024 3 Last 4 months 4 Source: Atlassian Jira

SPIN OVER TIME: DRIVING EFFICIENCIES THROUGH KEY HIRES, TECHNOLOGIES AND STRUCTURES 66 20231 20241 20252 HEADCOUNT 849 765978 10.7%3 9.5%411.2%3 1 Month of December 2 Month of June 3 December YTD 4 June YTD OPEX % NET REVENUE

67 FOCUS MARKET: REST OF CANADA1,2 TOTAL ADDRESSABLE MARKET Market expansion with significant TAM upside: expected five-year CAGR3 ~4% B ill io n s (C A D $ ) $1.4 $1.7 $2.0 $2.2 $2.1 $2.2 $2.3 $2.5 2023A 2024E 2025E 2026E 2027E 2028E 2029E 2030E $0 $1 $2 1 Source: H2GC Global TAM estimates for interactive gaming - assumes regulatory status quo does not change. Interactive defined as activity that takes place via the internet (i.e. computer, mobile, iTV). May also be termed; online, digital, remote, iGambling (for all gambling verticals) or iGaming (for gaming verticals only) 2 Excluding Ontario and Alberta 3 From 2025 Established brand awareness through years of above-the-line and affiliate marketing Fit-for-purpose product

Marketing Spend 3M Payback (LHS) 100% 1Q24 2Q24 3Q24 4Q24 1Q25 —% 25% 50% 75% 100% 125% 150% 175% 200% 68 1 Canada excluding Ontario 2 Marketing excluding affiliate spend 3 3 month payback defined as gross contribution as a percentage of marketing spend, generated by the respective accounts acquired REST OF CANADA1,2,3: SCALING SPEND WITH CONSISTENT EFFECTIVENESS Driving growth with disciplined investment

69 FOCUS MARKET: ONTARIO1,2 Marketing Spend 3M Payback (LHS) 1Q24 2Q24 3Q24 4Q24 1Q25 —% 5% 10% 15% 20% 25% 30% 35% 40% We are committed to the long-haul • Highly competitive market driving longer payback periods 1 Marketing excluding affiliate spend 2 3 month payback defined as gross contribution as a percentage of marketing spend, generated by the respective accounts acquired

70 • Highly competitive market driving longer payback periods • Steady and sustainable growth trajectory with improved focus on high-value customers FOCUS MARKET: ONTARIO Deposit Values (CAD$) 2024 2025 YoY Growth Jan Feb Mar Apr May Jun 9% 11% 12% 14% 15%

Operational EBITDA 4Q24 1Q25 2Q25 71 • Highly competitive market driving longer payback periods • Steady and sustainable growth trajectory with improved focus on high-value customers • Profitable regulated revenue leveraging operational efficiencies gained within SPIN’s existing multi-brand strategy FOCUS MARKET: ONTARIO SPIN Ontario’s EBITDA View

72 FOCUS MARKET: ONTARIO OFFERING SUPERCLASS CUSTOMER EXPERIENCES • Highly competitive market driving longer payback periods • Steady and sustainable growth trajectory with improved focus on high-value customers • Profitable regulated revenue leveraging operational efficiencies gained within SPIN’s existing multi-brand strategy • Out-of-the-box marketing tactics to activate brand awareness

Strong TAM outlook as regulatory environment evolves 73 1 Source: H2GC Global TAM estimates for interactive gaming - assumes regulatory status quo does not change. Interactive defined as activity that takes place via the internet (i.e. computer, mobile, iTV). May also be termed; online, digital, remote, iGambling (for all gambling verticals) or iGaming (for gaming verticals only) 2 From 2025 TOTAL ADDRESSABLE MARKET: NEW ZEALAND1 B ill io n s (U S D ) $0.6 $0.9 $1.0 $1.1 $1.2 $1.3 $1.4 $1.5 2023A 2024E 2025E 2026E 2027E 2028E 2029E 2030E $0 $2 FIVE-YEAR EXPECTED CAGR2 ~8%

SPIN NEW ZEALAND: REGULATION READINESS

A volumes game



Customer Count
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

- ***Well-positioned to capture regulated market share***
- ***Restricted recent growth through heightened focus on marketing regulatory compliance***
- ***Shaping regulation in partnership with the regulator***
- ***No significant tax headwinds expected***

74

Supergroup

REGULATED CRYPTO IN ACTION 75 Proof of concept delivered: regulated crypto rollout driving efficiency and engagement Crypto Deposit Value Crypto Deposit Count 01/25 02/25 03/25 04/25 05/25 06/25 07/25 1 In Rest of Canada 1Q -> 2Q 2025: • +426% - Deposit Value • +51% - Depositing Customer • +116% - Increase in Transaction Count • Crypto processing fees ~1% vs. traditionally ~5%1

KEVIN KOVARSKY Chief Operating Officer, Betway Global SCALING SMARTER

77 WHERE WE ARE NOW ONTARIO REST OF CANADA MEXICO UNITED KINGDOM Four brands live (Betway, Jackpot City, Spin, Hippodrome) GERMANY Sports only - slots license application progressing SPAIN MALTA LICENSEDOne brand live (Betway)

78 Betway Group is led by a team of betting, gaming and technology pioneers with decades of industry experience 2010 Betway brand acquired 2015 Betway rebrand to be sports focused - West Ham United sponsorship announced 2014 Betway obtained license in United Kingdom 2016 Betway Spain established in the market 2019 Betway entered the Mexico market 2021 Betway obtained sports betting license in Germany 2022 Betway obtained Ontario License 2023 3Q Betway exited India 2024 2Q Sportsbook transaction announced 2024 English Premier League reach extended to 68% of matches featuring some form of Betway branding Q3 2024 to Q2 2025 Through strategic decisions and a market focused approach, Betway exited 10 markets HOW WE GOT HERE: TIMELINE OF BETWAY GLOBAL Betway Global History

BETWAY GLOBAL OVER TIME: DRIVING EFFICIENCIES THROUGH STRATEGIC RESTRUCTURING 80 20231,2 20241,2 20252,3 HEADCOUNT 770 726985 OPEX % NET REVENUE 26%4 19%536%4 1 Month of December 2 Excluding Closed Markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 Month of June 4 December YTD 5 June YTD

GROWING NET REVENUE YEAR-OVER-YEAR[1,2]



Millions (USD)
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Casino
Sports

+42%
NET REVENUE[1,2,3] INCREASE YoY

81

Supergroup

[1] Net Revenue (Net Revenue after VAT & GST)
[2] Excluding Closed Markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark
[3] 2Q Growth

82 1 2025 data up to H1 2 Net Revenue (Net Revenue after VAT & GST) 3 Excluding Closed Markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark NET REVENUE SPLIT PER PRODUCT1,2,3 2023 2024 2025 Casino 57% Sports 43% Casino 63% Sports 37% Casino 65% Sports 35%

83 G ro ss M ar g in Sports Wagers Sports Gross Margin (RHS) 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 —% 5% 10% 15% 20% ~13% WAGERING INCREASE YoY2,3 1 Margin = Gross Revenue as a % of Total Wagered 2 Excluding Closed Markets: Bulgaria, Portugal, France, BA City, Belgium, Sweden, Japan, Brazil, Netherlands, India, Denmark 3 2Q Growth BETWAY GLOBAL SPORTSBOOK WAGERS AND GROSS MARGIN1,2

ANNUAL MARKETING PAYBACK: BETWAY GLOBAL1,2 84 Marketing Spend 6M Payback 12M Payback 36M Payback 100% 2017 2018 2019 2020 2021 2022 2023 2024 —% 50% 100% 150% 200% 1 Excluding closed markets 2 Total marketing expenditure

BETWAY GLOBAL: VALUE BEYOND THE FIRST BET1,2 GGR BY ACQUISITION YEAR 85 Pre-2022 Cohort 2022 Cohort 2023 Cohort 2024 Cohort 2025 Cohort 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 1 Excluding closed markets 2 Totals may not sum due to rounding 16% 10% 15% 26% 33% 18% 10% 17% 36% 19% ~74% of H1 2025 Gross Revenue1 from Pre-2025 Cohorts 18% 12% 19% 51% 20% 13% 22% 45% 21% 15% 27% 37% 24% 18% 37% 21% 27% 22% 51% 29% 25% 46% 31% 31% 38% 36% 42% 22% 61% 39% 47% 53% 33% 67% 19% 81%

87 1 UDC = Unique Depositing Customers, NDC = New Depositing Customers UNITED KINGDOM: A REMARKABLE RISE1 Average Monthly UDCs & NDCs Casino Unique Depositing Customers Sports Unique Depositing Customers New Depositing Customers 2022 2023 2024 H1 2025 Average Monthly Deposits & NGR Deposits NGR 2022 2023 2024 H1 2025 Proactive regulatory alignment and casino product optimization

Capitalizing on regulatory easing with a casino-focused growth strategy SPAIN: STAYING STRONG1 Average Monthly UDCs & NDCs Casino Unique Depositing Customers Sports Unique Depositing Customers New Depositing Customers 2022 2023 2024 H1 2025 Average Monthly Deposits & NGR Deposits NGR 2022 2023 2024 H1 2025 88 1 UDC = Unique Depositing Customers, NDC = New Depositing Customers

Focused brand strategy with client-facing innovation CANADA: PLAYING THE LONG GAME1 Average Monthly UDCs & NDCs Casino Unique Depositing Customers Sports Unique Depositing Customers New Depositing Customers 2022 2023 2024 H1 2025 Average Monthly Deposits & NGR Deposits NGR 2022 2023 2024 H1 2025 89 1 UDC = Unique Depositing Customers, NDC = New Depositing Customers

SUPERCLIENT PLATFORM - THE FOUNDATION OF OUR COMPETITIVE ADVANTAGE:



ODDS SELECTION

BEFORE AFTER



BET BUILDER

BEFORE AFTER



CASINO HOMEPAGE

BEFORE AFTER

Our proprietary SuperClient platform represents a fundamental architectural advantage, *enabling product innovations not possible with legacy technology. SuperClient's flexible architecture allows rapid deployment of features that legacy platforms cannot support.*

91

92 CASINO INNOVATION IN ACTION PRODUCT IMPROVEMENTS • Engaging main page • Animated game tiles • Variability of tiles • Personalized content • Navigation: – Cross-channel navigation – Filtration – Sub-navigation FREE SPINS • Improvement of surfacing Free Spins • Higher retention and spend from Free Spins Users ACHIEVEMENTS • First step into gamification • Increase session length in game time

CASINO INNOVATION IN ACTION 93 GAME CHANGER: • Recommendations based on behaviours • Vertical ordering based on game preferences FIRST RELEASE STATS: • Click-to-play ratio +~10% • Active playing time +~5%

A WINNING SPORTS PRODUCT

RECOMMENDED BETS:

- *Promoting higher-value bet construction*
- *Increased BetBuilder share from ~11% of bets to ~15%[1]*
- *Pre-Built Accumulators:*
  - *Increased 4-folds +15%*
  - *5-folds +13%*



betway
RECOMMENDED BETS
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HIGHLIGHTS
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PAY OUT BOOSTS

- *Promotional concept into sportsbook*

FREE BET TOKENS

- *Reduce cost to return ratio of Free Bets awarded*
- *Rewards strategy supporting retention*

94

Supergroup

[1] As of July 2025

BREAKTHROUGH ACHIEVEMENT: HORSE RACING TRANSFORMATION

Tech-enabled growth in a competitive vertical


17:13
betway
Horse Racing
All Regions
Next Off
Today
Tomorrow
Wednesday
Future
17:10 Fontainebleau - Today
Watch
In Running
Race Winner
Forecast/Tricast
Runners
Winner
2.62
3.50
6.50
8.50
betway.com

The Challenge

Horse racing demands smart backend pricing and a standout customer experience to stay competitive

Our SuperClient-Enabled Solution

Enhancing the racing experience through new platform architecture

Business Performance

Volume growth[1]:
+16.3% take

Margin excellence[1]:
11.2% → 13.2%

95

[1] Last 12 months

Supergroup

96 LAUNCH H2 2026 LAUNCH JACKPOT CITY 1Q 2026 LAUNCH SLOTS 4Q 2025 LAUNCH H2 2026 ALBERTASPAINGERMANY IRELAND

LAURENCE MICHEL Chief Executive Officer, Betway Africa SIZING UP THE OPPORTUNITY

HOW WE GOT HERE: TIMELINE OF BETWAY AFRICA

Decade of discipline: how Betway Africa became a local hero and leader

Betway Africa History

2015
1Q
Launched in Kenya

2015
4Q
Launched in Uganda

2016
2Q
Launched in Ghana

2017
1Q
Launched in South Africa
4Q
Launched in Nigeria

2018
3Q
Launched in Zambia

2019
3Q
Launched in Mozambique

2020-2023
South Africa Cricket Sponsorship

2021
Springbok Rugby Sponsorship
2Q
Launched in Tanzania

2022
Betway SA20 Sponsorship
1Q
Exited Uganda
3Q
Launched in Malawi

2023
Betway Summer Cup
2Q
Exited Kenya

2023-2025
Betting partner Zambia Premier League

2024
Betway Premiership Sponsorship
1Q
Jackpot City launch in South Africa

2025
1Q
Launched in Botswana

Jackpot City launch in Malawi
2Q/3Q
Technology upgrade in South Africa

Jackpot City launch in Tanzania

2025
2Q
Jackpot City launch in Tanzania
3Q
Betway Tanzania sponsorship of Simba FC

2025
4Q
Technology upgrade in Nigeria

Jackpot City Ghana launch

98

Supergroup

AFRICA: MAJOR UNTAPPED GLOBAL GAMING OPPORTUNITY

Fully regulated with significant upside potential, requiring local knowledge, operations and expertise

Africa is a significant opportunity...

$12bn
TAM[1]

Locally licensed markets

1.5bn+
Current Population[2]

20/20 of the fastest growing populations[3]

12/20 of the world's fastest growing economies[4]

...where Super Group has a head start

>10
Years local experience in Africa

8
Regulated live markets, with a healthy pipeline

>$420m
H1 2025 Total Revenue (+37% YoY[5]; 40% of Group Net Revenue)

~1,000
Employees dedicated and focused on the African market

[1] Source: H2GC Global 2030 TAM estimates - assumes regulatory status quo does not change. 2025 TAM $6bn
[2] Source: UN World Population Prospects (2024)
[3] Source: CIA
[4] Source: IMF
[5] H1 Growth

99

Supergroup

100 AFRICA: WHERE WE OPERATE • Population1: 2.5m (1.6% Growth Rate1) • GDP Growth2: -3.0% • GDP Per Capita2: $7.7k • TAM3: $15.1m 1 Source: DataReportal, Digital 2025 Global Statshot Report. Data as of March 3rd, 2025 2 Source: World Bank 3 Source: H2GC Global 2030 TAM estimates - assumes regulatory status quo does not change • Population1: 21.6m (2.8% Growth Rate1) • GDP Growth2: 4.0% • GDP Per Capita2: $1.2k • Population1: 34.7m (1.9% Growth Rate1) • GDP Growth2: 5.7% • GDP Per Capita2: $2.4k • TAM3: $632m • Population1: 21.9m (2.6% Growth Rate1) • GDP Growth2: 1.8% • GDP Per Capita2: $0.5k • Population1: 235m (2.1% Growth Rate1) • GDP Growth2: 3.4% • GDP Per Capita2: $0.8k • TAM3: $2,620m • Population1: 69.5m (2.9% Growth Rate1) • GDP Growth2: 5.5% • GDP Per Capita2: $1.2k • TAM3: $775.3m • Population1: 35.1m (2.9% Growth Rate1) • GDP Growth2: 1.9% • GDP Per Capita2: $0.7k • TAM3: $22.3m • Population1: 64.4m (1.2% Growth Rate1) • GDP Growth2: 0.6% • GDP Per Capita2: $6.3k • TAM3: $3,750m * * *$2.5bn TAM estimated for Rest of Africa3

101 LOCAL TEAMS, LOCAL VOICES, LOCAL WINS Local language support across markets Localized, data-driven marketing execution Mobile money integrations Local offices and teams Local sport sponsorships with every telco meeting the behaviors of consumers (Springboks, PSL, ZPL, Simba FC) Winning with local knowledge and local execution

103 KEY SUCCESS FACTORS: PRODUCT PLATFORM MIGRATION FROM VUVUZELA TO SYNAPSE Synapse: driving Betway Africa into the future KEY DIFFERENCES: Vuvuzela Homepage Vuvuzela Casino Vuvuzela Sport Synapse Homepage Synapse Sport Synapse Casino Monolith vs. Microservices Rapid Development and Deployment on New Framework Improved Performance Improved Navigation Innovative Features on Synapse BEFORE AFTER

A market-leading feature set, world-first products 104 • Bet Influencer • Bet Saver • Early settlement • In-House Jackpot • World leading data-free offering • Booking codes • Exclusive casino content • Betway Rewards AND LOTS MORE TO COME ... RAPID DEVELOPMENT THROUGH SYNAPSE: KEY SUCCESS FACTORS: PRODUCT THE PLAYBOOK FOR BETWAY AFRICA’S CONTINENTAL SUCCESS

105 KEY SUCCESS FACTORS: CUSTOMER VALUE MANAGEMENT A Multi-pillar strategy powering our Pan-African advantage OWN DEVELOPED MARTECH WITH CRM INTEGRATED INTO PLATFORM STRONG FOCUS ON CUSTOMER RETENTION LAUNCH OF BETWAY PREMIUM

106 KEY SUCCESS FACTORS: BANKING REDEFINING FINANCE Innovation transforming the Betway Africa customer’s banking experience • Developed and branded methods: ◦ Betway Bucks ◦ Betway Pay ◦ Betway Top-up ◦ Betway Crypto pay • 150+ Banking integrations

107 BETWAY AFRICA SPONSORSHIP PORTFOLIO: PROUDLY SUPPORTING AFRICAN LEAGUES, LEGENDS, AND TEAMS SIMPHIWE THSABALALA FOOTBALL VICTOR MATFIELD RUGBY

BETWAY AFRICA: DRIVING EFFICIENCIES THROUGH PLATFORM INNOVATION AND INTELLIGENT INFRASTRUCTURE 109 PLATFORM TECHNOLOGY & INFRASTRUCTURE PLATFORM MIGRATION: Scalable, agile, 3x faster bet settlement FRAGILE TO RESILIENT: >99.9% uptime & ~5000 avg. transactions per second

110 BETWAY AFRICA: DRIVING EFFICIENCIES THROUGH SMART DATA AND INTELLIGENT OPERATIONS DATA LANDSCAPE OPERATIONS COMPLEXITY TO CLARITY: Real-time insights, anomaly detection, self- service BI MANUAL TO INTELLIGENT OPS: AI-driven support, immediate 85% reduction in manual KYC checks, real-time risk detection using AI/ML

111 BETWAY AFRICA GROWTH DRIVERS CASINO Focus on casino customer - extract & retain value Roll out of Jackpot City GROWING ADDRESSABLE MARKET Mobile and internet penetration Population & economic growth NEW MARKET DEVELOPMENT Identifying growth opportunities throughout the continent Expected to unlock exceptional growth across the continent

112 GROWING MOBILE AND INTERNET PENETRATION IN AFRICA Online Internet Penetration3: 69.9% 1 Source: GSMA Association (The Mobile Economy, Sub-Saharan Africa 2024) 2 Source: DataReportal, Digital 2025 Global Statshot Report. Data as of March 3rd, 2025 3 2023 to 2025 INTERNET PENETRATION • Sub-Saharan Africa1: 27% (6.2% expected CAGR3) • Global Average2: 68% • USA2: 93% Online Internet Penetration3: 33.0% Online Internet Penetration3: 81.4% Online Internet Penetration3: 78.9% Online Internet Penetration3: 19.8% Online Internet Penetration3: 29.1% Online Internet Penetration3: 18.0% Online Internet Penetration3: 45.4%

B ill io n s (U S D ) 4.2 3.8 4.7 5.5 6.4 7.5 8.8 5.4 6.4 7.4 8.5 9.5 10.7 11.9 Actual 2023 Estimate 2025 Estimate 2023 2024 2025 2026 2027 2028 2029 2030 2.0 4.0 6.0 8.0 10.0 12.0 Interactive five-year CAGR2 from 2025 ~13% 113 1 Source: H2GC Global TAM estimates - assumes regulatory status quo does not change. Interactive defined as activity that takes place via the internet (i.e. computer, mobile, iTV). May also be termed; online, digital, remote, iGambling (for all gambling verticals) or iGaming (for gaming verticals only) 2 Expected CAGR TOTAL ADDRESSABLE MARKET: AFRICA1 INTERACTIVE GROSS WIN +10.9% +14.6% +15.8% * * * *Estimate change 2023 to 2025

114 M ill io n s (U S D ) Casino Sports 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 +40% NET REVENUE1 INCREASE YoY2 1 Net Revenue (Net Revenue after VAT & GST) 2 As of 2Q 2025 EXCELLENT NET REVENUE1 GROWTH IN AFRICA PRODUCT SPLIT2: CASINO - 68% SPORT - 32%

115 G ro ss M ar g in Sports Wagers Sports Gross Margin (LHS) 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 —% 5% 10% 15% 20% 25% ~52% WAGERING INCREASE SINCE 1Q-22 1 Margin = Gross Revenue as a % of Total Wagered SPORTSBOOK WAGERS AND REVENUE REMAIN STRONG IN AFRICA1

EXCEPTIONAL GROWTH IN CASINO WAGERS IN AFRICA WITH STEADY MARGINS[1]



Gross Margin
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Casino Wagers
Casino Gross Margin (LHS)

~757%
WAGERING INCREASE SINCE 1Q-22

116

Supergroup

[1] Margin = Gross Revenue as a % of Total Wagered

117 1 TTM Average PARLAY MIX1 SINGLES PARLAYS PARLAYS SINGLES 33% 67% OF WAGER AMOUNT OF WAGER AMOUNT OF GROSS WIN OF GROSS WIN Elevated parlay contribution brings enhanced margins (~18%) and revenue quality to Betway Africa

Football at the core: high-engagement, high-yield 118 91% 90% 93% 94% Football/Soccer Cricket U.S. Sports Horse Racing Tennis Other 1 U.S. Sports include: Ice Hockey, American Football, Baseball, Basketball SPORTS MIX1: BETWAY AFRICA GGR SPORTS SPLIT

Improved ROI through efficient marketing 119 Marketing Spend 6M Gross Contribution 12M Gross Contribution 24M Gross Contribution 36M Gross Contribution 2017 2018 2019 2020 2021 2022 2023 2024 ANNUAL MARKETING PAYBACK1,2: BETWAY AFRICA 1 Marketing spend excluding affiliate spend and Bet Influencer payouts 2 Including Betway brand only

120 Pre-2021 Cohort 2021 Cohort 2022 Cohort 2023 Cohort 2024 Cohort 2025 Cohort 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 ~93% of H1 2025 Gross Revenue from Pre-2025 Cohorts 49% 45% 39% 35% 33% 29% 20% 17% 15% 21% 16% 21% 18% 17% 22% 19% 12% 24% 41% 35% 33% 22% 30% 31% 27% 29% 25% 24% 18% 22% 23% 26% 22% 21% 33% 24% 21% 19% 30% 23% 20% 18% 28% 11% 22% 20% 18% 25% 15% 22% 19% 17% 23% 19% BETWAY AFRICA: GROWTH ROOTED IN LOYALTY1 GGR BY ACQUISITION YEAR 54% 1 Totals may not sum due to rounding

A case study for excellent market growth 121 SOUTH AFRICA: LOYAL TO BETWAY Market-leader position in 8 years (vs. 20- year competitors) Major sponsorship deals with strong renewal terms “Always on” every channel marketing approach Assembled strong leadership team Strict ROI culture and marketing spend discipline Product and banking strength Unique, mass- market product and features Practice responsible gaming

Strong revenue growth; customer uniqueness; the country’s 7th biggest brand1 97% 94% 60% 72% 38% Net Revenue Marketing % NGR 2Q24 3Q24 4Q24 1Q25 2Q25 122 JACKPOT CITY’S RAPID RISE IN SOUTH AFRICA NET REVENUE GROWTH SINCE LAUNCH 70% UNIQUE CUSTOMERS +658% NET REVENUE INCREASE YoY2 1 Source: Blask.com 2 2Q Growth

123 1 Based on May 2025 BGA tax returns February March April May June 2025 AVERAGE UNIQUE MONTHLY ACTIVE CUSTOMERS BOTSWANA: A HIGHLY SUCCESSFUL LAUNCH • Strong acquisition and retention • 95% market share1 Best-in-class go to market execution

Casino Sports February March April May June 124 BOTSWANA: A HIGHLY SUCCESSFUL LAUNCH 2025 GGR GROWTH Best-in-class go to market execution

Africa’s largest market: positioning to scale with purpose 125 TAM1 $2.6 billion (20% Projected CAGR - 2025 to 2030) 1 Source: H2GC Global 2030 TAM estimates - assumes regulatory status quo does not change 2 Source: DataReportal, Digital 2025 Global Statshot Report. Data as of March 3rd, 2025. 3 Source: Intelpoint 4 Source: Commercium Africa POPULATION2 235+ million (Largest in Africa, 6th in world) POPULATION UNDER 44 YEARS3 ~86% DEMOGRAPHIC ADVANTAGE GROWTH DRIVERS INTERNET 45% penetration2 SMARTPHONES 60% penetration4 (~90% all bets made through smartphones5) MOBILE WALLETS & DIGITAL PAYMENTS NIGERIA: SEIZING THE OPPORTUNITY ~60% penetration6 64.8m unique BVNs7 5 Source: Focus Gaming News Africa, “Nigeria’s online gambling market set to hit $500m this year” (17 July 2025) 6 Source: Novatia Consulting, “Digital Payments Market Research in Nigeria” (21 November 2024) 7 Source: Nigeria Inter-Bank Settlement System Plc (NIBSS)

126 EDUCATION SPORTS DEVELOPMENT COMMUNITY DEVELOPMENT CREATIVE INDUSTRIES HEALTH AND WELLNESS BETWAY CARES FOUNDATION: OUR CORE PILLARS Empowering Communities Across South Africa and Beyond

127 AFRICA: FUTURE PROSPECTS • Population1: 32.3m (2.4% Growth Rate1) • GDP Growth2: 6.0% • GDP Per Capita2: $2.7k 1 Source: DataReportal, Digital 2025 Global Statshot Report. Data as of March 3rd, 2025 2 Source: World Bank 3 Source: H2GC Global 2030 TAM estimates - assumes regulatory status quo does not change • Population1: 38.5m (3.1% Growth Rate1) • GDP Growth2: 4.4% • GDP Per Capita2: $2.1k • Population1: 3.1m (2.1% Growth Rate1) • GDP Growth2: 3.7% • GDP Per Capita2: $4.4k • TAM3: $30.6m • Population1: 134m (2.6% Growth Rate1) • GDP Growth2: 7.3% • GDP Per Capita2: $1.0k • TAM3: $60.0m *$2.5bn TAM estimated for Rest of Africa3 Unlocking the next chapter of growth across the continent

ALINDA VAN WYK Chief Financial Officer, Super Group OUR SUPER FINANCIAL STORY

129 DISCIPLINED CAPITAL ALLOCATION VALUE CREATION MODEL CORE MARKETS ENHANCE FREE CASH FLOW GENERATION COST EFFICIENCIES DRIVING SUSTAINABLE, STABLE MARGINS NEW MARKET EXPANSION Leveraging global infrastructure to compound value across markets

130 AFRICA AMERICAS (INCL. U.S.) EUROPE RoW NET REVENUE3 BY GEOGRAPHY (MILLIONS USD) 59% CAGR 5% CAGR 34% CAGR (29%) CAGR DIVERSIFIED GLOBAL FOOTPRINT1,2 $278 $443 $703 $429 2022 2023 2024 2025 $603 $592 $669 $387 2022 2023 2024 2025 $167 $244 $299 $204 2022 2023 2024 2025 $274 $213 $136 $61 2022 2023 2024 2025 H1 H2 1 CAGR from 2022 to 2024 2 Totals may not sum due to rounding 3 Net Revenue (Net Revenue after VAT & GST) One platform, multiple geographies, decentralized business model, shared global value

131 ORGANIC GROWTH MARKETS DRIVE VISIBILITY AND SUSTAINABILITY High visibility fueled by well-understood geographies and customer behavior 1 1 Exit in progress

133 COST STRUCTURE BREAKDOWN 40% 40% 20% COST OF REVENUE VARIABLE MARKETING VARIABLE & FIXED G&A FIXED Disciplined cost structure geared to scale profitability

COST OF REVENUE AS A % OF TOTAL GROUP REVENUE1 134 1 Total Revenue includes Net Revenue (Net Revenue after VAT & GST) and Other Revenue (including Brand Licensing Revenue) 2 Absolute percentage points 33.9% 36.6% 38.5% 37.8% 37.5% 36.7% 39.1% 39.1% 37.3% 36.3% 37.7% 36.6% 37.2% 36.3% 1Q 2022 2Q 2022 3Q 2022 4Q 2022 1Q 2023 2Q 2023 3Q 2023 4Q 2023 1Q 2024 2Q 2024 3Q 2024 4Q 2024 1Q 2025 2Q 2025 33% 34% 35% 36% 37% 38% 39% 40% Cost of Revenue as a % of Total Revenue growth flat (—%)2 YoY 1H 2025 Average: 36.7% of Total Revenue 2Q Average (2022 - 2025): 36.5% Direct expense tightly managed, demonstrating strong unit economics and platform leverage

135 Total cost of revenue as % of revenue remains stable (despite paying higher POC1 taxes) Achieved through: EFFICIENCY DRIVERS: COST OF REVENUE SPLIT AS % OF REVENUE • Internalizing platform development cost • Negotiating lower processing costs • Improving efficiencies in both areas TOTAL REVENUE COST OF REVENUE AS % OF REVENUE M ill io n s (U S D ) $812 $1,096 H1 2021 H1 2025 $— $250 $500 $750 $1,000 34.4% 36.7% H1 2021 H1 2025 —% 10.0% 20.0% 30.0% 40.0% Optimized expense mix enables margin expansion 1 Point of Consumption Tax

136 Local regulation coming into effect Markets we operate in have shifted dramatically Regulated markets increase stability and value EFFICIENCY DRIVERS: REGULATED VS. REGULATING MARKETS LOCALLY REGULATED REGULATING LOCALLY REGULATED REGULATING 24% 76% 65% 35% H1 2021 H1 2025 Profitability improves with regulation

33% 52% 12% 3% Processing Costs Royalty, Content, and Production Cost Point of Consumption Taxes Other Cost of Revenue 137 H1 2021: POC1 (local) taxes 12% of cost of revenue H1 2025: POC1 (local) taxes 32% of cost of revenue EFFICIENCY DRIVERS: COST OF REVENUE SPLIT AS % OF REVENUE H1 2021 H1 2025 28% 38% 32% 2% Processing Costs Royalty, Content, and Production Cost Point of Consumption Taxes Other Cost of Revenue 1 Point of Consumption Tax Disciplined levers at work - deliberate efforts to optimize costs despite elevated taxes Processing costs: down -1.1% as % of revenue Royalties: down -3.8% as % of revenue

MARKETING COSTS AS A % OF TOTAL GROUP REVENUE1,3,4,5,6 138 1 Total Revenue includes Net Revenue (Net Revenue after VAT & GST) and Other Revenue (including Brand Licensing Revenue) 2 Absolute percentage points 3 Affiliates Marketing: Revenue-share element of marketing spend 4 Sponsorship and LED: Team sponsorships and perimeter board advertising 5 Traditional Marketing: Advertising, digital campaigns, and brand-building activities 6 Marketing Operation Cost: costs relating to tools, services, and activities that support the execution, optimization, and measurement of marketing efforts; Non-revenue generating 28.3% 25.7% 23.4% 28.7% 28.0% 22.0% 23.2% 29.2% 28.9% 23.9% 21.8% 23.4% 25.5% 21.5% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 —% 10% 20% 30% 40% Marketing as a % of Total Revenue down -2.3%2 YoY H1 2025 Average: 23.5% of Total Revenue 2025 Guide: 23% of Total Revenue Significant room to reduce marketing spend in markets moving from acquisition to retention

G&A EXPENSES AS A % OF TOTAL GROUP REVENUE1 139 1 Total Revenue includes Net Revenue (Net Revenue after VAT & GST) and Other Revenue (including Brand Licensing Revenue) 2 Absolute percentage points 18.2% 20.8% 22.0% 20.8% 23.9% 21.4% 23.0% 22.3% 21.6% 20.1% 19.6% 16.4% 15.8% 15.1% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 13% 15% 18% 20% 23% 25% G&A as a % of Total Revenue down 5.0%2 YoY H1 2025 Average: 15.4% of Total Revenue 2Q Average (2022 - 2025): 19.4% Leverage from centralized operations and automation driving long-term efficiency

1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 REVENUE PER EMPLOYEE1,2 Leaner, stronger, more focused 1 Total Revenue 2 Headcount as a quarterly average 3 Month of January 2022 4 Month of June 2025 2022 EMPLOYEE HEADCOUNT3 ~4,000 CURRENT EMPLOYEE HEADCOUNT4 ~3,000 140

141 EFFICIENCY DRIVERS: APRICOT ACQUISITION AND NORTH AMERICAN CLOSURE Royalty Fees - 10% of chargeable NGR Infrastructure - Hosting and cloud services Staff - Capitalized development resources Marketing Expense G&A Expense Capital Allocation (i.e., Technology) to growth areas Smart capital decisions driving structural efficiency; DGC expected to shut down early October $35m Projected annual savings Reallocation of $185 to $215m resources and capital SPORTSBOOK ACQUISITION CLOSURE OF U.S. BUSINESS

142 OPTIMIZE PERSONNEL- RELATED COST STRUCTURE TO SUPPORT MARGINS COST MANAGEMENT APPROACH DRIVEN BY MEASURABLE ROI 1 2 3 4 5 DRIVE OPERATIONAL EFFICIENCIES VIA TECHNOLOGICAL INITIATIVES ROBUST SPORTS RIGHTS ACROSS GEOGRAPHIES SUPPORTS LONG TERM-TERM MARGIN PLANNING AND CUSTOMER RETENTION DISCIPLINED APPROACH TO MARKETING OPTIMIZED CAPEX DEPLOYMENT Every dollar spent is tied to measurable performance and disciplined financial return

143 DISCIPLINED CAPITAL DEPLOYMENT TO DRIVE LONG-TERM VALUE INVEST IN HIGH-RETURN OPPORTUNITIES DECLARE DIVIDENDS AND SPECIAL DIVIDENDS CONSIDER STRATEGIC MERGERS AND ACQUISITIONS (BOLT-ON) PRESERVE BALANCE SHEET STRENGTH1 2 3 4 Deliberate allocation framework: invest, return, preserve

UNRESTRICTED CASH

Significant cash resources to execute on strategic priorities



Unrestricted Cash (Millions USD)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dividends Declaration Date (Millions USD)
$80
$70
$60
$50
$40
$30
$20
$10
$0
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Unrestricted Cash
Dividends Declared (RHS)

144

M ill io n s (U S D ) $88 $82 $119 $163 $69 $95 $110 H1 H2 2022 2023 2024 2025 $0 $50 $100 $150 $200 $250 $300 145 FREE CASH FLOW GENERATION High-quality earnings converting to cash: our asset-light model FCF CONVERSION 4% CAPEX AS % REVENUE 62% 2% 2% 70% 74% 69% 2%

>$2.04 billion Total Revenue Adjusted EBITDA $470-$480 million $500-$510 million Combined U.S.Ex-U.S. >$40 million $(30) million PREVIOUSLY RAISED GUIDANCE: AUGUST 6TH, 2025 (USD)1 147 Total Revenue Adjusted EBITDA Total Revenue Adjusted EBITDA >$2.0 billion 1 Guidance provided for 2Q 2025, August 6th, 2025

$2.125 - $2.20 billion Total Revenue Adjusted EBITDA $550-$560 million $2.085 - $2.16 billion $575-$585 million Combined U.S.Ex-U.S. >$40 million $(25) million RAISING 2025 GUIDANCE: DRIVERS AND ASSUMPTIONS (USD) 148 Organic growth from key markets; marketing and OPEX efficiencies; reinvestment into high growth markets; U.S. closure expected in 4Q 2025 Total Revenue Adjusted EBITDA Total Revenue Adjusted EBITDA

149 10% - 2025E-2028 ORGANIC MARKET REVENUE CAGR EBITDA FREE CASH FLOW CONVERSION CAPITAL RETURNS 60-70% - 2025E-2028 ANNUAL DIVIDENDS >16 CENTS GROWTH TARGETS MARGIN >29% FLOW- THROUGH 40-50% - 2025E-2028

NEAL MENASHE Chief Executive Officer, Super Group CONCLUSION

ADJUSTED EBITDA1 151 GROUP REVENUE ATTRACTIVE MEDIUM-TERM GOALS ADJUSTED EBITDA MARGIN (MIDPOINT)1 2025E 3-YEAR GOALS 2028 GOALS 25.6% ~+340bps 27-31% $550 - $560m $2.125 - $2.200bn 8-18% CAGR $700 - 930m 8-12% CAGR $2.6 - $3.0bn Potential value creation driven by organic growth, growing margin, and capital discipline 1 Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures

$750 $870 $700 $800 $2,600 $2,800 $3,000 152 2028 MEDIUM-TERM ILLUSTRATIONS1 What we aim to achieve without changing the map Revenue Goals1 EBITDA Margin2 $810 $930 ASSUMPTIONS: • Driven by organic growth and no M&A • Marketing at ~22% of revenue • Alberta and New Zealand regulation • No material adverse regulatory developments 27% 31% 8% CAGR 10% CAGR 12% CAGR 27% 31% 27% 31% Adjusted EBITDA Goals1,2 Low Case Mid Case High Case 1 All figures are in USD millions 2 Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures

153 THROUGH PERSONALIZATION VIA STRATEGIC POSITIONING THROUGH GAMIFICATION VIA UNIFIED EXPERIENCE CUSTOMER LIFETIME VALUE FEATURE ADOPTION RETENTION RATE CROSS-VERTICAL ENGAGEMENT

154 MANAGEMENT TEAM EXPERIENCE TECHNOLOGY SPONSORSHIPS & PARTNERSHIPS PRIORITIZING OUR CUSTOMERSBRAND AND SCALE TOP CLASS PRICING AND TRADING LOCALIZATION DIVERSIFICATION - PRODUCT AND GEOGRAPHY

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